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Exhibit 99.(d)(2)

Agreement Regarding 1.75% Convertible Senior Notes due 2026 owned by Osterweis Strategic Fund

AAR CORP. ("AAR") and Osterweis Strategic Fund ("Osterweis") agreed on January 2, 2013 that Osterweis shall exchange (the "Exchange") $22,675,000 aggregate principal amount of AAR's 1.75% Convertible Senior Notes due 2026 (the "Securities"), plus cash in the amount of $7,325,000, for two notes ("New Notes") to be issued by the Company having aggregate principal amounts of $22,675,000 and $7,325,000, respectively, plus accrued and unpaid interest on the Securities to the issuance date of the New Notes.

The New Notes will have the same terms as the Securities (including the same coupon and conversion provisions), provided, however, that the terms of the New Notes shall differ from those of the Securities in the following respects: (1) the New Notes will be redeemable by AAR (upon 30 days' notice to Osterweis) at a call price reflecting a yield to maturity of 3.75% from inception: (i) at any time before February 1, 2014 in event of a Change in Control (as defined in the Indenture governing the Securities) or (ii) at any time from February 1, 2014 through February 1, 2015 (resulting in a call price at maturity of 104.32%), in each case as set forth in the Indenture, (2) upon conversion, the holder of the New Notes shall be entitled to receive only cash and not shares of common stock; and (3) the New Notes shall mature two years after issuance. The agreement is scheduled to close on or after February 14, 2013 and is subject to any further agreement as deemed necessary by the parties.

The New Notes will be issued in a private placement (if permissible, under Rule 144A under the Securities Act of 1933) and shall be subject to customary resale restrictions and shall have no registration rights. Osterweis agrees that it is an "accredited investor" under Regulation D of the Securities Act of 1933, and is able bear the loss of its investment and has had an opportunity to review AAR's SEC filings and to ask questions about AAR and its business. In the event the closing of the Exchange does not occur on or before March 1, 2013, this agreement shall terminate (without liability to either party) and Osterweis shall have the right, from March 1, 2013 through March 15, 2013, to require AAR to purchase its Securities at par, plus accrued and unpaid interest, subject to applicable legal requirements. This agreement shall become effective when AAR receives by return email the assent of Osterweis to the agreement set forth above.

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  Exhibit 99.(d)(2)